Issuer Free Writing Prospectus

Filed Pursuant To Rule 433

Registration Statement No. 333-119067

January 23, 2007

WEINGARTEN REALTY INVESTORS

DEPOSITARY SHARES

EACH REPRESENTING 1/100 OF A SHARE OF

6.50% SERIES F CUMULATIVE REDEEMABLE PREFERRED SHARES

Final Term Sheet

Issuer: Weingarten Realty Investors

Security: Depositary Shares Each Representing 1/100 of a Share of 6.50% Series F Cumulative Redeemable Preferred Shares

Size: 8,000,000 depositary shares

Overallotment Option: 0 depositary shares

Type of Security: SEC Registered—Registration Statement No. 333-119067

Public Offering Price: $25.00 per depositary share; $200,000,000 total

Underwriting Discounts and Commissions: $0.7875 per share for Retail Orders; $4,335,187.50 total; and $0.5000 per share for Institutional Orders; $1,247,500 total;

Proceeds to the Company, before expenses: $194,417,312.50 total;

Estimated Company Expenses: $150,000, other than underwriting discounts and commissions

Use of Proceeds: The Company intends to use the net proceeds from this offering to repay amounts outstanding under its credit facilities, which are among the primary sources of financing for its on-going acquisition and new development programs. Any additional net proceeds will be used for general business purposes. As of January 23, 2007, borrowings under the Company’s credit facilities bore interest at the rate of 5.7% per annum and $40.2 million principal amount was outstanding thereunder.

Sole Bookrunner: Wachovia Capital Markets, LLC

Underwriter	Number of Firm Shares
Wachovia Capital Markets, LLC	2,400,000
Citigroup Global Markets Inc.	2,400,000
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	2,400,000
RBC Dain Rauscher Inc.	400,000
Stifel, Nicolaus & Company, Incorporated	240,000
J.J.B. Hilliard, W.L. Lyons, Inc.	160,000

Total	8,000,000

Dividend Rights: 6.50% of the liquidation preference per Series F Preferred Share per year (equivalent to $1.625 per year per Depositary Share); Distributions begin on March 15, 2007

Redemption: The shares may not be redeemed until on or after January 30, 2012

Trade Date: January 23, 2007

Settlement Date: January 30, 2007 (T+5)

Delivery Date: January 30, 2007 (T+5)

Selling Concession: $0.50/share for Retail Orders; $0.30/share for Institutional Orders

Reallowance to other dealers: $0.45/share

CUSIP Number: 948741889

ISIN Number: US9487418892

The issuer has filed a registration statement (including a prospectus with the SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wachovia Securities toll-free at 1-866-289-1262.

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